FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 2013

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 9NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X                                          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                    No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item

1.	Press release dated September 2, 2013 – Total Voting Rights

2.	Press release dated September 3, 2013 – ARM Acquires Advanced Display Technology from Cadence

3.	Press release dated September 9, 2013 – Director/PDMR Shareholding

4.	Press release dated September 16, 2013 – MEDIA ALERT: ARM Launches MCU Engineer Accreditation

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2013

ARM HOLDINGS PLC.

By:	/s/ Tim Score
	Name:	Tim Score
	Title:	Chief Financial Officer

Item 1

ARM Holdings plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

ARM Holdings plc's capital as at 31 August 2013 consists of 1,399,238,510 shares of .05 pence each with voting rights.

Therefore, the total number of voting rights in ARM Holdings plc is 1,399,238,510.

The above figure 1,399,238,510 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FCA's Disclosure and Transparency Rules.

Item 2

ARM Acquires Advanced Display Technology from Cadence

Cadence and ARM Deepen Collaboration on High-End Mobile Device Development

San Jose, Calif. – September 03, 2013 – ARM, the leading semiconductor IP supplier (LSE: ARM; NASDAQ: ARMH) and Cadence Design Systems, Inc. (NASDAQ: CDNS), a leader in global electronic design innovation, today announced that the companies have signed a definitive agreement for the sale and transfer of Cadence PANTA display controller cores to ARM. The agreement enhances the companies’ long-standing ecosystem collaboration and strengthens their technical alignment.

Cadence’s PANTA family of high-resolution display processor and scaling coprocessor IP cores was co-developed in conjunction with ARM and is targeted at advanced multimedia applications for high-end mobile devices with ultra-low power consumption.

“Display technology is critical to the mobile consumer’s user experience,” said Pete Hutton, executive vice president and general manager, Media Processing Division, ARM. “The addition of the PANTA family of display cores to the ARM product portfolio will help our ecosystem of partners get to market quickly with high-end displays that are fully integrated with ARM’s leading Mali™ graphics and video solutions and protected with ARM TrustZone® security.”

Martin Lund, senior vice president of Cadence’s IP group said, “ARM and Cadence work together closely on many levels, including IP integration, verification IP (VIP) for all ARM AMBA® protocols, and high-performance design solutions optimized for ARM cores. As a result, both companies offer more tightly integrated solutions to our mutual customers.”

About ARM

ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies.

Find out more about ARM by following these links:

Download Shared Purpose - 8 Leadership Lessons for the Ecosystem Age
The secrets of success from the Connected Community surrounding ARM

ARM website: http://www.arm.com
ARM Connected Community®: http://www.arm.com/community
ARM Blogs: http://blogs.arm.com
ARMFlix on YouTube: http://www.youtube.com/armflix

ARM on Twitter:

http://twitter.com/ARMPROffice
http://twitter.com/ARMMultimedia
http://twitter.com/ARMMobile
http://twitter.com/ARMCommunity
http://twitter.com/ARMEmbedded
http://twitter.com/ARMSoC
http://twitter.com/ARMTools
http://twitter.com/SoftwareOnARM

About Cadence

Cadence enables global electronic design innovation and plays an essential role in the creation of today's integrated circuits and electronics. Customers use Cadence software, hardware, IP, and services to design and verify advanced semiconductors, consumer electronics, networking and telecommunications equipment, and computer systems. The company is headquartered in San Jose, Calif., with sales offices, design centers, and research facilities around the world to serve the global electronics industry. More information about the company, its products, and services is available at www.cadence.com.

ENDS

ARM, Artisan and AMBA are registered trademarks of ARM Limited. Cortex, CoreLink, big.LITTLE, Mali and POP are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

Item 3

Announcement of option exercise by a PDMR

ARM Holdings plc (the “Company”) announces that Dipesh Patel, who is a PDMR of the Company, exercised an option over 4,620 shares under the Company's Save As You Earn Share Option Scheme on 4 September 2013.  The shares were acquired at an option price of 1.984 pence per share.  His total resultant holding is 69,435 shares.

Item 4

MEDIA ALERT: ARM Launches MCU Engineer Accreditation

New Accreditation Enables Software Engineers to Officially Qualify in ARM® MCU technology

What: ARM has launched a new accreditation as part of its ARM Accredited Engineer (AAE) program. The new “ARM Accredited MCU Engineer” (AAME) accreditation will focus on software aspects of ARMv6 and ARMv7 Cortex-M architecture profiles and is aimed primarily at embedded Microcontroller Unit software engineers who are familiar with the ARM Cortex-M processor series and want to demonstrate their knowledge of ARM MCU technology.

Why: The AAE program is the only global exam-based accreditation program that offers engineers, trainers, consultants and students the opportunity to gain credible evidence of their knowledge of ARM technology. It offers individuals a way to validate their skills and differentiate themselves and gives employers a reliable benchmark that helps in recruiting new staff and developing existing staff.

The new AAME accreditation complements the existing AAE accreditation (focused on Cortex-A and Cortex-R technology) to offer a professional qualification to the growing community of embedded software engineers using ARM Cortex-M based MCU devices in their products.

At a time when the rapid growth of the “Internet of Things” (IoT) is driving ever wider adoption of Cortex-M based devices for their impressive combination of performance, cost, power, size and ease of use, the need for good quality engineers is imperative.

Companies that place a strong emphasis on quality (especially those with ISO Certifications) may also wish to use the AAME accreditation as part of their formal learning and development process for engineers working on ARM MCU technology.

When: This new AAME accreditation is officially launched on 16th Sept 2013 and full details (including the official syllabus and learning resources) will be available on the AAE website (www.arm.com/aae) from this date. Additional learning resources will be rolled out on the website as they become available over the following months and ARM will be working with our growing global network of Accreditation Training Partners to make high quality training courses available around the world.

The ARM University Program is also working with universities around the world to support learning on ARM Cortex-M based MCU devices. Please see www.arm.com/university to find out more.

Where: The AAE program is a global program administered by ARM’s delivery partner, Prometric, who operate a network of 10,000 test centers in over 160 countries around the world. Candidates will be able to attend any of Prometric’s Authorized Testing Centers in order to take their tests.Exam registration/scheduling for this accreditation will go live on the Prometric website (www.prometric.com/arm) on the launch date, so candidates will be able to start scheduling their tests immediately.

For more information on the ARM Accredited Engineer Program and how you or your organization can participate please see www.arm.com/aae or email certification@arm.com

Who: ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies.

Find out more about ARM by following these links:

Download Shared Purpose - 8 Leadership Lessons for the Ecosystem Age
The secrets of success from the Connected Community surrounding ARM

ARM website: http://www.arm.com

ARM Connected Community®: http://www.arm.com/community
ARM Blogs: http://blogs.arm.com
ARMFlix on YouTube: http://www.youtube.com/armflix

ARM on Twitter:
http://twitter.com/ARMPROffice
http://twitter.com/ARMMultimedia
http://twitter.com/ARMMobile
http://twitter.com/ARMCommunity
http://twitter.com/ARMEmbedded
http://twitter.com/ARMSoC
http://twitter.com/ARMTools
http://twitter.com/SoftwareOnARM

ENDS

ARM, Artisan and AMBA are registered trademarks of ARM Limited. Cortex, CoreLink, big.LITTLE, Mali and POP are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden